ARBOR RESEARCH & TRADING, LLC

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Arbor Research & Trading, LLC (the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company deals primarily in securities issued by the United States Government and United States Government agencies. All trades are cleared on a fully disclosed basis. The Company also offers access to its fixed income research products on a subscription basis. The Company is a wholly owned subsidiary of Arbor Research Holding, LLC (the "Mezzanine"). Arbor Research Holding, LLC is a wholly owned subsidiary of ARH Group, Inc. (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all highly liquid investments with an original maturity when purchased of three months or less to be cash equivalents.

Revenue Recognition — Securities and currency transactions, and the related revenues and expenses thereon, are recorded on a trade-date basis. Subscription income is recognized as revenue on a straight-line basis over the term of the subscription.

Commission Expense —The Company pays sales commission expense on the subscription income generated from the sale of access to the Company's research products. The sales commission is expensed on a straight-line basis over the term of the subscription.

Furniture and Equipment — Furniture and equipment is stated at historical cost and consists of furniture and fixtures and leasehold improvements. Furniture and fixtures are depreciated based upon their useful life, generally five or seven years, and leasehold improvements are depreciated over the life of the lease of five years.

Income Taxes — The Parent has elected to be taxed under Subchapter S of the Internal Revenue Code. The Company and Mezzanine are disregarded entities for federal income tax purposes. Accordingly, the taxable income or loss of the Parent, which includes the taxable income or loss of the Company, is allocated to the Parent's shareholders, who are generally responsible for federal income taxes thereon. The Company is responsible for its share of the Parent's State of Illinois replacement tax and is also subject to State and City of New York corporate income and franchise tax.

Management has evaluated the effects of FASB ASC 740, *Income Taxes,* to the Company, and as of December 31, 2015, has determined that no income tax liability for uncertain tax positions is required to be recognized in the accompanying statement of financial condition. The tax years for

the years ended December 31, 2012 through December 31, 2015 remain subject to examination by taxing authorities.

Recent Accounting Standards — In May 2014, the FASB issued Accounting Standards Update No. 2014-09 – *Revenue from Contracts with Customers*. The objective of the new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that will be applied to determine the measurement of revenue and timing of when it is recognized. The Company is required to adopt the new standard on January 1, 2017. The Company is currently evaluating the impact this standard will have on its statement of financial condition.

Fair Value Measurement — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The Company classifies its investment in the U.S. Treasury Bill maintained as a deposit with its clearing broker of $2,199,142 as a Level 1 security at December 31, 2015. The investment is reported at fair value based on end of day quoted market price.

3. **NET CAPITAL REQUIREMENTS**

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, which is equivalent to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2015, the Company had net capital, as defined, of $3,826,158, which was $3,709,018 in excess of its required minimum net capital of $117,141.

4. CLEARING ACCOUNT DEPOSITS WITH BROKER-DEALERS

The Company is required to maintain deposits with its clearing broker-dealers. The Company has cash of $21,173 and an investment of $2,199,142 in a U.S. Treasury Bill that matures on March 24, 2016.

5. RECEIVABLE FROM CLEARING BROKER-DEALERS

As a securities broker, the Company is engaged almost exclusively in buying and selling government and government agency securities for a select group of institutional investors. The Company introduces these transactions for clearance by another broker-dealer on a fully disclosed basis.

The receivable from clearing broker-dealers arise in the normal course of business from the settlement of securities transactions. The receivable is generally collected within 30 days. The Company mainly utilizes one broker-dealer as its clearing broker. This clearing broker is nationally recognized and is a member of the major exchanges.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred during 2015.

Included in prepaids and other assets in the statement of financial condition are receivables from other clearing brokers of $816,413 as of December 31, 2015, related to the Company's currency trading.

6. COMMITMENT

The Company leases office facilities under non-cancelable lease agreements through December 31, 2020, which provides for future minimal rentals as follows:

Year Ending December 31	
2016	$ 137,129
2017	130,704
2018	104,695
2019	107,704
2020	110,713
Total	$ 590,945

The lease agreements require security deposits equal to $19,909.

7. RELATED-PARTY TRANSACTIONS

Arbor Research & Trading UK Limited ("Arbor UK"), a wholly owned subsidiary of the Mezzanine, introduces trades to the Company, which in turn pays Arbor UK a fee for such services. In addition, the Company pays salary and administrative expenses of Arbor UK. The Company had outstanding payables to Arbor UK of $286,631 as of December 31, 2015.

The Mezzanine has an ownership interest in Bianco Research LLC ("Bianco"), which performs research services for the Company. In return for these services, the Company pays commissions as well as payroll and certain administrative expenses for Bianco. There were no amounts outstanding as of December 31, 2015.

The Company incurred professional fees charged from the Mezzanine during 2015, all of which were paid as of December 31, 2015.

The Company and the Mezzanine entered into an expense sharing agreement during 2015, whereby certain expenses incurred by the Company, but pertaining to the activities of the Mezzanine, are to be reimbursed by the Mezzanine to the Company. During 2015, the Company recorded reimbursements of $871,407 under this agreement and had outstanding receivables from the Mezzanine of $68,829 included in prepaids and other assets on the statement of financial condition as of December 31, 2015.

8. **SUBSEQUENT EVENTS**

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through the date the statement of financial condition was issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's statement of financial condition.

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